Exhibit 21.1

List of Subsidiaries

	Location of	Ownership
Name	Incorporation	Percentage

Superior Well Services Ltd.(1)	Pennsylvania	100%
Superior GP, L.L.C.	Delaware	100%
SWSI Fluids, L.L.C.	Delaware	100%

(1)	Superior Well Services, Ltd. is 99% owned by Superior Well Services, Inc. and 1% owned by Superior GP, L.L.C.